FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1
TO
ANNUAL REPORT
OF
THE STATE OF ISRAEL
(Name of Registrant)

Date of end of last fiscal year: December 31, 2005
SECURITIES REGISTERED*
(As of the close of the fiscal year)

TITLE OF ISSUE	AMOUNTS AS TO	NAMES OF
	WHICH REGISTRATION	EXCHANGES ON
	IS EFFECTIVE	WHICH REGISTERED
N/A	N/A	N/A

Names and address of persons authorized to receive notices
and communications from the Securities and Exchange Commission
ZVI CHALAMISH
CONSUL AND CHIEF FISCAL OFFICER
FOR THE WESTERN HEMISPHERE
MINISTRY OF FINANCE
OF THE STATE OF ISRAEL
800 SECOND AVENUE
17TH FLOOR
NEW YORK, NEW YORK 10017
*	The Registrant is filing this annual report on a voluntary basis.

THE STATE OF ISRAEL
     The sole purpose of this Amendment No. 1 to the Annual Report on Form 18-K (this “Amendment”) is to update certain information which was filed as part of Exhibit D to the Annual Report on Form 18-K, filed on June 30, 2006.

SIGNATURE
EXHIBIT INDEX
EX-99.D1: RECENT DEVELOPMENTS OF THE STATE OF ISRAEL
EX-99.E: OPINION OF ARNOLD & PORTER LLP
EX-99.F: OPINION OF LEGAL ADVISOR TO THE MINISTRY OF FINANCE
EX-99.G: UNDERWRITING AGREEMENT

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York on the 15th day of November, 2006.

STATE OF ISRAEL
By:	/s/ Zvi Chalamish
Zvi Chalamish Consul and Chief Fiscal Officer for the Western Hemisphere Ministry of Finance

By:	/s/ Ran Alon
Ran Alon
Deputy Chief Fiscal Officer for the Western Hemisphere Ministry of Finance

EXHIBIT INDEX

Exhibit
Number		Page Number
A:	None

B:	None

C:	Copy of the State Budget Proposal for Fiscal Year 2006 (in Hebrew).*

D:	Current Description of the State of Israel.**

D1:	Recent Developments of the State of Israel as of November 2, 2006.

E:	Opinion of Arnold & Porter LLP dated November 9, 2006.	E-1

F:	Opinion of the Legal Advisor to the Ministry of Finance of the State of Israel, dated November 9, 2006.	F-1

G:	Underwriting Agreement dated November 2, 2006 by and among the State of Israel and Morgan Stanley & Co. Incorporated, Deutsche Bank Securities Inc. and the other underwriters named therein.	G-1

*	Previously filed by paper filing under cover of Form SE.

**	Previously filed on June 30, 2006 as Exhibit D to the Annual Report on Form 18-K.